UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board   (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 21, 2011

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2010	2009
Assets:
Investments, at fair value (Notes 3 & 4):
Cash and cash equivalents	$729	$493
In securities of participating employer	26,463	21,710
In securities of unaffiliated issuers:
Common stock	14,195	15,582
Common collective funds	27,167	24,032
Pooled separate account	30,856	32,552
Mutual funds	55,154	51,638
Total investments, at fair value	154,564	146,007

Notes receivable from participants	2,811	2,718
Cash - non-interest bearing	583	596

Net assets available for benefits, at fair value	157,958	149,321

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 3)	356	1,641

Net assets available for benefits	$158,314	$150,962

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$11,898	$20,615
Dividends	1,715	1,687
Interest	828	1,185

Investment income	14,441	23,487

Interest from notes receivable from participants	135	177

Contributions:
Participants	6,182	5,810
Employer	2,661	2,704

Total contributions	8,843	8,514

Total additions	23,419	32,178

Reductions from net assets attributed to:
Benefits paid to participants	15,971	14,367
Administrative expenses	96	193

Total reductions	16,067	14,560

Net increase	7,352	17,618

Net assets available for benefits:
Beginning of year	150,962	133,344
End of year	$158,314	$150,962

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of up to 2% of eligible compensation are matched 100% by the Company and the next 4% are matched 50% by the Company.  Employee contributions in excess of 6% are not matched.  While it is the Company’s intention to make matching contributions each payroll period, the Company’s Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan Year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 generally was $16,500 for 2010 and 2009.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2010:
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

Artio Total Return Bond Fund: This fund normally invests at least 80% of net assets in investment-grade fixed income securities issued by governments, supranational entities and corporations in developed and emerging markets. The fund also invests in derivatives and forward contracts.

SSgA Aged Based Strategy Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2010 to 2045. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Composite Index.

BlackRock Equity Index Fund: This fund invests in the same stocks held in the Standard & Poors Index.

Mainstay Balance Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stocks, and 40% in fixed income securities and cash equivalents.

American Funds - The Growth Fund of America: This fund primarily invests in high potential growth companies. It may also invest up to 15% of assets in securities domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

SSgA Russell 2000 Index Strategy Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.
SSgA S&P Midcap 400 Index Strategy Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited, the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Mainstay International Equity Fund: This fund invests in a broad range of international stocks traded in public markets.
TD Ameritrade Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.
Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years,  however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25 percent to 10.50 percent, which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.  At December 31, 2010, there were 379 individual loans outstanding, carrying an average interest rate of 5.85 percent, with maturities through 2025.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals may also be made under certain circumstances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of the mutual funds held in the brokerage account are valued using quoted market prices.  Common collective funds and the pooled separate account are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan’s measurement date.

The funds in the pooled separate account are invested in benefit responsive investments contracts and are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and are presented at contract value in the statement of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents approximate fair value because of the short maturities of those instruments.  Notes receivable from participants are valued at the outstanding balances, which approximates fair value.

Payment of Benefits
Benefits are recorded when paid.

 New Accounting Pronouncements
Reporting Loans to Participants by Defined Contribution Pension Plans
In September 2010, the FASB issued guidance to clarify how loans to participants in defined contribution plans should be classified and measured.  Participant loans are required now to be classified as notes receivable from participants and are segregated from plan investments.  They are measured at their unpaid principal balance plus accrued but unpaid interest.  This guidance is effective for fiscal years ending after December 15, 2010 and was adopted by the Company for fiscal year ending December 31, 2010 and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new standard.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The expanded disclosures are included in the Plan’s financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Plan’s financial statements effective December 31, 2011.

(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(dollars in thousands)	December 31,
	2010	2009
MTI Common Stock Fund,
405 units and 399 units, respectively	$26,463	$21,710

Pfizer Common Stock Fund,
810 units and 854 units, respectively	$14,180	$15,532

New York Life Insurance Anchor Account III,
30,384 units and 33,009 units, respectively **	$30,856	$32,552

American Funds - Fundamental Investors Fund,
497 units and 509 units, respectively	$18,220	$16,632

BlackRock Equity Index Fund,
1,554 units and 1,722 units, respectively	$19,236	$18,517

Mainstay Balanced Fund,
480 units and 477 units, respectively	$12,394	$11,057

Mainstay International Equity Fund,
784 units and 903 units, respectively	$9,756	$11,079

**	Contract value as of December 31, 2010 and 2009 of the New York Life Insurance Anchor Account was $31,212 and $34,193 respectively. Amounts presented in the table reflect fair value.

For the years ended December 31, 2010 and 2009, the Plan's investments appreciated (including gains and losses on investments bought and sold, as well as those held during the year) in value by $11,898 and $20,615, respectively, as follows:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(dollars in thousands)	Year Ended December 31,
	2010	2009
Common stock	$3,957	$5,986
Common collective funds	3,528	5,093
Mutual funds	4,413	9,536

Total	$11,898	$20,615

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 2.64% and 3.18% at December 31, 2010 and 2009, respectively. The average crediting interest rate was 2.34% and 2.88% at December 31, 2010 and 2009, respectively.

(4)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 or 2009.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  These are investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan’s measurement date.   There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. The NAV is classified within Level 2 of the fair value hierarchy.

Pooled separate account:  Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The NAV is classified within Level 2 of the fair value hierarchy.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following table sets forth by level, the Plan's financial assets at fair value as of December 31, 2010. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. There were no transfers between level 1, 2 or 3 during 2010 and 2009.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2010

Cash equivalents	$729		$--		$--	$729

Common collective funds- Aged Based Strategies	$--		$27,167		$--	$27,167

Pooled separate account	$--		$30,856		$--	$30,856

Mutual funds
Fixed income funds	$5,099		$--		$--	$5,099
Equity Funds	$29,957		$--		$--	$29,957
Growth & Income funds	$15,882		$--		$--	$15,882
Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$1,439		$--		$--	$1,439
Equity Funds – Current Income	$996		$--		$--	$996
Balance Funds	$615	$		$		$615
Fixed Income Funds	$153		$--		$--	$153
Total Return Funds	$512	$		$		$512
International Funds	$501		$--		$--	$501

Total mutual funds	$55,154		$--		$--	$55,154

Common stock
Pharmaceuticals	$26,463		$--		$--	$26,463
Industrial	$14,180		$--		$--	$14,180
Common stock -
Participant-Directed Brokerage Account	15		--		--	15
Total common stock	$40,658		$--		$--	$40,658
Total investments	$96,541		$58,023		$--	$154,564

The following table sets forth by level, the Plan's financial assets at fair value as of December 31, 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2009

Cash and cash equivalents	$493	$--	$--	$493

Common collective funds- Aged Based Strategies	$--	$24,032	$--	$24,032

Pooled separate account	$--	$32,552	$--	$32,552

Mutual funds
Fixed income funds	$3,679	$--	$--	$3,679
Equity Funds	$29,461	$--	$--	$29,461
Growth & Income funds	$14,874	$--	$--	$14,874
Mutual funds -
Participant-Directed Brokerage Account	$3,624	$--	$--	$3,624

Total mutual funds	$51,638	$--	$--	$51,638

Common stock
Pharmaceuticals	$21,710	$--	$--	$21,710
Industrial	$15,532	$--	$--	$15,532
Common stock -
Participant-Directed Brokerage Account	50	--	--	50
Total common stock	$37,292	$--	$--	$37,292
Total investments	$89,423	$56,584	$--	$146,007

(5)	Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated January 15, 2009, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Company and legal counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the plan has taken an

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2003.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan.  Fees paid by the Plan for investment management services and trustee expenses amounted to $95,500 and $193,000 for the years ended December 31, 2010 and 2009, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window. Investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

New York Life Insurance Company is Trustee and recordkeeper of the Plan. Certain Plan investments in the pooled separate account and mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(10)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements as of December 31, 2010  and 2009, respectively, to the Form 5500 (in thousands):

	December 31,
	2010	2009
Total investments, per financial statements	$154,920	$147,648
Notes receivable from participants	2,811	2,718
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(356)	(1,641)

Total investments per the Form 5500	$157,375	$148,725

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2010 and 2009

The following is a reconciliation of total investment income per the financial statements for the year ended December 31, 2010 and 2009, respectively, to the Form 5500 (in thousands):

	December 31,
	2010	2009
Total net increase, per the financial statements	$7,352	$17,618
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current period	(356)	(1,641)

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior period	1,641	4,900

Total net income per the Form 5500	$8,637	$20,877

(11)	Subsequent Events

The Company has evaluated subsequent events through the date these financials were issued, and determined that subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes thereto.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(dollars in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash and Cash Equivalents:
	TD Ameritrade Participant-Directed Brokerage Account - Cash and Cash equivalents	various cash accounts		$729	$729

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	30,384	units	$31,212	$30,856

	Common Collective Funds:

	Age Based 2010 Strategy
	SSgA Age Based 2010 Strategy Fund	12	units	$206	$229

	Age Based 2015 Strategy
	SSgA Age Based 2015 Strategy
	Non-Lending Fund	71	units	$777	$849

	Age Based 2020 Strategy
	SSgA Age Based 2020 Strategy
	Lending Fund	44	units	$1,019	$1,123
	Age Based 2025 Strategy
	SSgA Age Based 2025 Strategy Fund	102	units	$1,113	$1,199

	Age Based 2030 Strategy
	SSgA Age Based 2030 Strategy Fund	15	units	$444	$469

	Age Based 2035 Strategy
	SSgA Age Based 2035 Strategy Fund	37	units	$402	$430

	Age Based 2040 Strategy
	SSgA Age Based 2040 Strategy Fund	2	unit	$52	$60

	Age Based 2045 Strategy
	SSgA Age Based 2045 Strategy Fund	17	units	$181	$198

	BlackRock Equity Index Fund	1,554	units	$19,352	$19,236

	SSgA Russell 2000 Index Strategy Fund	37	units	$887	$1,031

	SSgA S&P Midcap 400 Index Strategy Fund	51	units	$1,871	$2,305

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	3	units	$35	$38

	Total Common Collective Funds			$26,339	$27,167

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Mutual Funds:

	American Beacon Large Cap Value Fund	107	units	$1,910	$1,981

	Artio Total Return Bond Fund	377	units	$5,123	$5,099

	American Funds - Fundamental Investors Fund	497	units	$19,624	$18,220

*	Mainstay Balanced Fund	480	units	$12,485	$12,394

	American Funds - The Growth Fund of America	116	units	$3,267	$3,488

*	Mainstay International Equity Fund	784	units	$11,814	$9,756

	Mutual Fund Window
	TD Ameritrade Participant-Directed Brokerage Account -	various mutual fund investments		$4,216	$4,216

	Total Mutual Funds			$58,439	$55,154

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	405	units	$24,245	$26,463

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	810	units	$19,671	$14,180

	TD Ameritrade Participant-Directed Brokerage Account - Common Stock	various common stock investments		$15	$15
	Total Common Stock			$43,931	$40,658

*	Notes receivable to participants	379 loans to participants with interest rates of 4.25% to 10.50%		$-	$2,811
	Total				$157,375

* Parties in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Douglas Dietrich
Douglas Dietrich Senior Vice President - Finance and Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 21, 2011